UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from     to
Commission File No. 1-10466
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ST. JOE COMPANY 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The St. Joe Company
245 Riverside Avenue, Suite 500
Jacksonville, Florida 32202

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

AUDITED FINANCIAL STATEMENTS:

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE:

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	10
EX-23.1 Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The St. Joe Company 401(k) Plan
Jacksonville, Florida
We have audited the accompanying statements of net assets available for benefits of The St. Joe Company 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Vestal & Wiler
Vestal & Wiler
Certified Public Accountants
Orlando, Florida
June 27, 2008

THE ST. JOE COMPANY 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
ASSETS

Cash and cash equivalents	$61,348	$602

Investments, at fair value (Note 3):
Collective trust funds	14,234,514	15,660,302
Mutual funds	14,239,967	17,551,414
Common stock	1,811,567	3,352,107
Self-directed brokerage accounts	1,124,290	874,805
Participant loans	287,848	333,705

Total investments	31,698,186	37,772,333

Receivables:
Employee contributions	1,283	7,276
Employer contributions	1,295	2,506

Total receivables	2,578	9,782

Accrued interest	10,615	9,059

TOTAL ASSETS	31,772,727	37,791,776

LIABILITIES — excess contributions payable	2,999	—

Net assets available for benefits at fair value	31,769,728	37,791,776

Adjustment from fair value to contract value for interest in collective trust related to fully benefit-responsive investment contracts	77,920	154,387

Net assets available for benefits	$31,847,648	$37,946,163

See notes to financial statements.

THE ST. JOE COMPANY 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2007

2007
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$1,941,720
Employer contributions	1,227,593
Employee contributions	3,483,473
Net depreciation in fair value of investments (Note 3)	(1,061,566)

TOTAL ADDITIONS	5,591,220

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	11,673,605
Administrative expenses	16,130

TOTAL DEDUCTIONS	11,689,735

NET DECREASE	(6,098,515)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	37,946,163

NET ASSETS AVAILABLE FOR BENEFITS
End of year	$31,847,648

See notes to financial statements.

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 1    DESCRIPTION OF PLAN
The following description of The St. Joe Company 401(k) Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General — The St. Joe Company 401(k) Plan (the Plan) is a profit sharing plan and trust established in January 1989 in recognition of the employees’ contribution to The St. Joe Company’s (the Company and Plan Administrator) successful operation. The Plan is for the exclusive benefit of the Company’s employees. Once employees meet minimum age and service requirements they become eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions and Vesting — The Plan is contributory and participants can elect to contribute a percentage of their annual eligible compensation. The Plan has an automatic enrollment feature in which the Company will withhold three percent (3%) of newly eligible employee’s compensation and remit it to the Plan as a salary deferral unless the Employee elects otherwise. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. For participants electing to contribute, the Company also contributes 50% of the amount contributed annually by each employee up to a maximum match of 3% of the employee’s eligible annual compensation, as defined in the Plan. Contributions are subject to certain limitations as prescribed by law.
Company and employee contributions are 100% vested upon contribution.
Allocation of Contributions and Earnings — Individual accounts are established for each participant and are updated for amounts equal to their elective contributions plus the Company’s matching contribution. Earnings or losses are allocated in the same proportion that each participant’s account in a fund bears to the total of all participants’ accounts in that fund.
Distributions — Upon reaching age 59 1/2, retirement, permanent disability, termination, or death, benefits can be received in a lump sum payment. Alternatively, based on the employees’ election, the Plan can establish a monthly payment schedule to distribute the benefits to an employee over a period of time. Hardship withdrawals are available if the participant meets certain criteria. Benefits are recorded when paid.

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 1    DESCRIPTION OF PLAN — Continued
Investments — All of the Plan’s assets are held and invested by Merrill Lynch Trust Company (Merrill Lynch and the Trustee) based on the participants’ elections. Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in common stock of The St. Joe Company, mutual funds, collective trust funds, and a self-directed brokerage option.
Loans — The Plan Administrator may authorize the Trustee to make a loan to any participant provided that the loans outstanding to such participant do not exceed the lesser of $50,000 or one-half of the participant’s vested account balance. Loans are amortized on a substantially level basis over a period no longer than the lesser of five years or the date when distribution of the participant’s plan benefit may commence. Loans bear interest at the prime rate plus 1%.
Plan Termination — The Company has established the Plan with the intent to maintain it indefinitely, but does retain the right, at any time, to discontinue contributions and terminate the Plan.
Upon termination of the Plan, any unallocated amounts shall be allocated to the accounts of all participants. Upon such termination, the trustee may direct the Plan Administrator to either distribute the full amount of benefits credited to each participant’s account or continue the trust and distribute the benefits in such manner as though the Plan had not been terminated.
NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation — The Plan’s financial statements have been prepared on the accrual basis of accounting.
New Accounting Pronouncements - The Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP) in 2006. The FSP requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present an adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.
Investment Valuation and Income Recognition — All of the assets and investments of the Plan are participant directed.
Investments in collective trust funds, mutual funds and common stock are valued at fair value, as measured by quoted market prices, as of the last day of the Plan’s year. Participant loans are valued at their outstanding balances, which approximates fair value.
The Plan invests in fully benefit-responsive investment contracts through the Merrill Lynch Retirement Preservation Trust, a collective trust fund. The fair value of the Plan’s interest in this fund is based on information reported by the investment advisor using financial statements of the collective trust at year-end. Contract value for this collective trust fund is based on the net asset value of the fund as reported by the investment advisor.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest income is recognized on the accrual basis.
Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 3    INVESTMENTS
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2007
Collective Trust Funds	$408,222
Mutual Funds	(461,989)
Common Stock	(1,007,799)

$(1,061,566)

As of December 31, 2007, the following investments represented more than 5% of Plan net assets:

		Fair
Investments	Units	Value
Merrill Lynch Equity Index Trust	297,267	$5,654,624
Merrill Lynch Retirement Preservation Trust — at contract value*	8,657,810	8,657,810
Dreyfus Premier International Fund, Class A	226,433	3,446,314
PIMCO Total Return Fund, Class A	273,056	2,918,961
Davis New York Venture Fund, Class A	69,091	2,764,343
Common stock of The St. Joe Company	51,016	1,811,567
Nationwide Mid Cap Market Fund	115,105	1,713,918
As of December 31, 2006, the following investments represented more than 5% of Plan net assets:

		Fair
Investments	Units	Value
Merrill Lynch Equity Index Trust	71,553	$7,689,072
Merrill Lynch Retirement Preservation Trust — at contract value*	8,125,617	8,125,617
Davis New York Venture Fund, Class A	118,473	4,563,577
PIMCO Total Return Fund, Class	393,889	4,088,569
BlackRock Aurora Portfolio A	115,918	3,171,503
Dreyfus Premier International Fund, Class A	180,123	3,523,205
Common stock of The St. Joe Company	62,574	3,352,107

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 3    INVESTMENTS — Continued

*	Net assets available for benefits held in the Merrill Lynch Retirement Preservation Trust (MLRPT) are reported at contract value. The Trust is a stable value fund which holds investments in fully benefit-responsive investment contracts. The fair value of investments held in the MLRPT was $8,579,890 and $7,971,230 at December 31, 2007 and 2006, respectively.
NOTE 4    INCOME TAX STATUS
The Plan obtained its latest determination letter from the Internal Revenue Service on June 29, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and as a result, the Plan administrator believes the Plan will remain qualified and that no provision for income taxes is necessary.
NOTE 5    RELATED PARTY TRANSACTIONS AND ADMINISTRATIVE EXPENSES
Investments in collective trust funds are managed by Merrill Lynch, who is the trustee as defined by the Plan. Therefore, transactions related to these investments qualify as permitted party-in-interest transactions.
Administrative expenses of the Plan were paid by the Plan Administrator. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.
NOTE 6    RISKS AND UNCERTAINTIES
The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.
NOTE 7    RECONCILIATION OF FINANCIAL STATEMENTS TO 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

THE ST. JOE COMPANY 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

	2007	2006
Net assets available for benefits per the financial statements	$31,847,648	$37,946,163
Add: excess contributions payable	2,999	—
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(77,920)	(154,387)

Net assets available for benefits per Form 5500	$31,772,727	$37,791,776

The following is a reconciliation of net decrease in net assets available for benefits per the financial statements for the year ended December 31, 2007 to Form 5500:

2007
Net decrease in net assets available for benefits per the financial statements	$(6,098,515)
Plus: excess contributions payable at December 31	2,999
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
at January 1	154,387
at December 31	(77,920)

Net decrease in net assets available for benefits per Form 5500	$(6,019,049)

Note 8    SUBSEQUENT EVENT
Effective January 1, 2008, the Plan was amended to include a Safe Harbor matching contribution. The Company will make a matching contribution on behalf of each eligible non-highly compensated employee in an amount equal to 100% of the first 1% of compensation contributed as salary deferrals and 50% of the next 5% of compensation contributed to salary deferrals, up to 3.5% of compensation.

THE ST. JOE COMPANY 401(K) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2007

	(b)		(c)	(d)	(e)
(a)	Identity of Issue		Description of Investment	Cost***	Current Value
*	Merrill Lynch Equity Index Trust		Collective trust funds, 297,267 units		$5,654,624
*	Merrill Lynch Retirement Preservation Trust	**	Collective trust funds, 8,657,810 units		8,579,890
	Davis New York Venture Fund, Class A		Mutual fund, 69,091 units		2,764,343
	PIMCO Total Return Fund, Class A		Mutual fund, 273,056 units		2,918,961
	Dreyfus Premier International Fund, Class A		Mutual fund, 226,433 units		3,446,314
	PIMCO High Yield Fund, Class A		Mutual fund, 87,302 units		832,859
	Nationwide Mid Cap		Mutual fund, 115,105 units		1,713,918
	Nationwide Small Cap		Mutual fund, 130,430 units		1,531,254
	Mainstay Large Cap Growth		Mutual fund, 144,381 units		1,032,318
*	The St. Joe Company		Common stock, 51,016 shares		1,811,567
*	Self-directed brokerage accounts		Various		1,124,290
*	Participant loans		Various at 5.00% — 9.25%, maturing through 12/9/2012	—	287,848

					$31,698,186

*	Denotes party-in-interest

**	Reported at fair value. Contract value is $8,657,810.

***	Cost basis is not required for participant directed investments and therefore is not included.

THE ST. JOE COMPANY
401(k)PLAN
EIN 59-0432511 Plan 080
Attachment to 2007 Form 5500

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The St. Joe Company 401(k) Plan
By:	The St. Joe Company

	By:	/s/ Janna Connolly
Janna Connolly
Chief Accounting Officer
Date: June 27, 2008

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm